Exhibit 99.1

VIA optronics AG Reports Unaudited First Quarter 2022 Results

Achieved significant revenue expansion of 27.6% year-over-year in first quarter 2022

Provides outlook for 5% to 10% expected revenue growth in fiscal year 2022

Full year 2021 results at a glance

Nuremberg, Germany—June 29, 2022 – VIA optronics AG (NYSE: VIAO) (“VIA or the “Company”), a leading supplier of interactive display systems and solutions, today announced unaudited financial results for the first quarter of fiscal year 2022, ending March 31, 2022.

First Quarter 2022 Highlights compared to First Quarter 2021

●	Total revenue increased 27.6% to €52.7 million
●	Display Solutions revenue increased 31.5% to €46.8 million
●	Sensor Technologies revenue of €5.9 million increased 3.5%
●	Gross profit margin of 7.4%
●	Continuing integration of Germaneers, a high-tech company focusing on automotive system integration and user interfaces for well-known, high-end original equipment manufacturers (OEMs), that the Company acquired in 2021

Jürgen Eichner, CEO & Founder of VIA commented, “We are excited to announce a very strong start to fiscal year 2022 as first quarter revenue expanded by 27.6% compared to the first quarter 2021. Despite headwinds from ongoing semi-conductor shortages and logistic challenges, demand for our display systems and solutions remains robust, driven by strength in both the automotive and industrial markets.”

First Quarter 2022 Results

Total revenue of €52.7 million in the first quarter 2022 increased 27.6% from €41.3 million in the first quarter 2021, driven by growth in both the Display Solutions and Sensor Technologies segments. Display Solutions revenue of €46.8 million in the first quarter increased by 31.5% from €35.6 million in the first quarter 2021, driven primarily by growth in automotive revenue and industrial sales. Sensor Technologies revenue of €5.9 million in the first quarter 2022 increased by 3.5% from €5.7 million in the first quarter 2021.

Revenue from the automotive end market grew 74% in the first quarter 2022 and accounted for 39% of Display Solutions revenue in the first quarter of 2021. Revenue related to the Industrial and Specialized Applications end market increased 24% in the first quarter 2022 and accounted for 39% of Display Solutions revenue, compared to 41% of revenue in the first quarter 2021. Revenue related to the Consumer end market accounted for 22% of Display Solutions revenue in the first quarter 2022, compared to 30% of revenue in the first quarter 2021.

Gross profit margin decreased to 7.4% in the first quarter from 11.4% in the first quarter of 2021. Display Solutions gross profit margin of 5.8% decreased in the first quarter 2022 from 9.8% in the first quarter 2021, due to a change in sales mix and the increase in the price of certain raw materials, transportation costs and overhead and labor costs. Sensor Technologies gross profit margin of 20.3% in the first quarter 2022 decreased from 21.1% in the first quarter 2021, primarily driven by product mix.

Research and development (R&D) expenses increased in the first quarter 2022 to €1.5 million from €1.0 million in the first quarter 2021 due to the addition of R&D capabilities primarily related to the acquisition of Germaneers.

Selling expenses increased to €1.3 million in the first quarter 2022 from €1.2 million in the first quarter 2021 due to higher sales volumes.

General and administrative expenses of €5.4 million increased in the first quarter 2022 from €4.7 million in the first quarter 2021 due to, among other, increased headcount to support the Company’s growth plans and consulting expenses.

Operating loss was €3.1 million in the first quarter 2022 compared to operating income of €0.7 in the first quarter 2021.

Net loss was €3.7 million, or €0.83 per basic and diluted share in the first quarter 2022, compared to net income of €0.2 million, or €0.04 per basic and diluted share, in the first quarter 2021.

EBITDA loss was €1.0 million in the first quarter 2022 compared to EBITDA of €2.5 million in the first quarter 2021. Display Solutions EBITDA loss was €0.3 million in the first quarter 2022 compared EBITDA of €0.5 million in the first quarter 2021. Sensor Technologies EBITDA was €1.2 million in the first quarter 2022 compared to €1.1 million in the first quarter 2021. Other segments EBITDA loss was €1.9 million compared to EBITDA of €0.9 million in the first quarter 2021.

Full Year 2021 Highlights

●	Total revenue increased 18.5 % to €180.8 million
●	Display Solutions revenue increased to €154.7 million
●	Sensor Technologies revenue increased 2.4% to €26.1 million
●	Gross profit margin of 11.3%
●	Acquired and began integration of Germaneers
●	Formed strategic partnership with SigmaSense to develop new touch sensing solutions
●	Completed production readiness at new facility in Germany dedicated to a U.S. electric vehicle manufacturer
●	Incorporated new entity, VIA optronics (Philippines), Inc. for design and development of camera solutions

The above is a high-level overview of the Company’s financial results for the year ended December 31, 2021. For further information on the Company’s financial results for the year ended December 31, 2021, please refer to our annual report filed on Form 20-F with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version at VIA´s Investor Relations website, https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx

2022 Outlook

For the second quarter of 2022, VIA expects total revenue to range between €40.0 million and €45.0 million.

For the full year 2022, the Company expects to achieve revenue growth between 5% to 10% compared to 2021.

Dr. Markus Peters, CFO of VIA commented, “For 2022, we expect our top line revenue growth to continue, albeit at a slower pace than 2021 due to planned portfolio adjustments, a slowdown in the consumer end market, potential component shortages in the camera business, and overall economic uncertainty. We plan to sharpen our focus on margins with ongoing pricing actions and disciplined expense management to offset inflationary pressures and transportation costs. We have a healthy balance sheet with €47.1 million in cash and cash equivalents at the end of the first quarter 2022, which supports a strong runway to achieve our objectives.”

Conference Call

VIA will host a conference call to discuss its first quarter 2022 and full year 2021 results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time today, June 29, 2022. The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The dial-in numbers for the call are 1-646-664-1960 (USA), 020-3936-2999 (United Kingdom), or 032-22109-8334 (Germany). The access code for the call is 776026. Please ask to be connected to the VIA optronics AG call.

Following the conference call, an archived version of the webcast will also be available on the Investor Relations section of the Company’s website shortly after the live call ends. To listen to the telephone replay, callers should dial 1-845-709-8569 (USA), 020-3936-3001 (United Kingdom), or 44-203-936-3001 (Other). The access code is 742116. The replay will be available for two weeks following the call date.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. The Company restated its consolidated financial statements as of December 31, 2020 and for each of the years ended December 31, 2020 and 2019 for the correction of an error related to costs incurred in preparation for its September 2020 IPO. For additional information on the nature and impact of the error on the Company’s historical financial statements, refer to Note 2.3 to the Audited Consolidated Financial Statements, included elsewhere in the Annual Report. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx.

A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations

Sam Cohen or Lisa Fortuna

Alpha IR Group

312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

+49 911 597 575-302

Amueller-ploetz@via-optronics.com

VIA optronics AG

Consolidated Statement of Financial Position

	March 31,	December 31,
Millions of EUR	2022 unaudited	2021
Assets

Non-current assets	27.7	27.8
Intangible assets	3.8	4.2
Property and equipment	21.7	21.5
Financial assets	1.1	1.1
Deferred tax assets	1.1	1.0

Current assets	128.2	133.9
Inventories	38.0	35.9
Trade accounts receivables	34.2	31.1
Current tax assets	1.2	0.6
Other non-financial assets	7.7	8.3
Cash and cash equivalents	47.1	58.0

Total assets	155.9	161.7

Equity and liabilities

Equity attributable to equity holders of the parent	61.3	65.0
Share capital	4.5	4.5
Capital reserve	88.5	88.5
(Accumulated Deficit) / Retained earnings	(30.5)	(26.8)
Currency translation reserve	(1.2)	(1.2)

Non-controlling interests	0.5	0.5

Total Equity	61.8	65.5

Non-current liabilities	8.0	8.8
Loans	0.5	0.7
Provisions	0.1	0.1
Lease liabilities	7.4	8.0

Current liabilities	86.1	87.4
Loans	37.6	34.6
Trade accounts payable	29.5	33.4
Current tax liabilities	0.4	1.4
Provisions	1.1	1.1
Lease liabilities	2.2	2.0
Other financial liabilities	9.4	7.3
Other non-financial liabilities	5.9	7.6

Total equity and liabilities	155.9	161.7

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended		Twelve Months Ended
	March 31, unaudited		December 31,
Millions of EUR	2022	2021 *	2021	2020 *
Revenue	52.7	41.3	180.8	152.6

Cost of sales	(48.8)	(36.6)	(160.3)	(129.3)

Gross profit	3.9	4.7	20.5	23.3

Selling expenses	(1.3)	(1.2)	(6.4)	(3.4)

General administrative expenses	(5.4)	(4.7)	(23.0)	(16.1)

Research and development expenses	(1.5)	(1.0)	(4.5)	(3.2)

Other operating income	1.4	3.4	11.6	5.0

Other operating expenses	(0.2)	(0.5)	(7.7)	(7.1)

Operating (loss)/income	(3.1)	0.7	(9.5)	(1.5)

Financial result	(0.3)	(0.3)	(0.8)	(1.4)

(Loss)/Profit before tax	(3.4)	0.4	(10.3)	(2.9)

Income tax expenses	(0.3)	(0.2)	(1.2)	(2.0)

Net (loss)/profit after taxes from continuing operations	(3.7)	0.2	(11.5)	(4.9)
Adjustments:
Financial result	(0.3)	(0.3)	(0.8)	(1.4)

Income tax expenses	(0.3)	(0.2)	(1.2)	(2.0)

Depreciation	(2.1)	(1.8)	(6.1)	(7.0)

EBITDA	(1.0)	2.5	(3.4)	5.5

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2021 figures have been revised with respect to the change in functional currency.

VIA optronics AG

Earnings Per Share

	Three	Three	Twelve	Twelve
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	December 31,	December 31,
	2022 unaudited	2021 * unaudited	2021	2020 *
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders) in Millions of EUR	(3.7)	0.2	(11.8)	(4.9)
Weighted average of shares outstanding	4,530,701	4,530,701	4,530,701	3,398,330
Earnings/(loss) per share in EUR (basic and diluted)	(0.83)	0.04	(2.59)	(1.45)

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2021 figures have been revised with respect to the change in functional currency.

VIA optronics AG

Segment Information**

Three Months Ended
March 31, 2022	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR unaudited	Solutions	Technologies	Segments	segments	adjustments	Total
External revenues	46.8	5.9	—	52.7	—	52.7

Inter-segment revenues	—	1.4	—	1.4	(1.4)	—

Total revenues	46.8	7.3	—	54.1	(1.4)	52.7

Gross profit	2.7	1.2	—	3.9	—	3.9

Operating income (loss)	(1.3)	0.1	(1.9)	(3.1)	—	(3.1)

Depreciation and amortization	1.0	1.1	—	2.1	—	2.1

EBITDA	(0.3)	1.2	(1.9)	(1.0)	—	(1.0)

Twelve Months Ended
December 31, 2021	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	segments	adjustments	Total
External revenues	154.7	26.1	—	180.8	—	180.8

Inter-segment revenues	—	3.9	—	3.9	(3.9)	—

Total revenues	154.7	30.0	—	184.7	(3.9)	180.8

Gross profit	13.9	6.6	—	20.5	—	20.5

Operating income (loss)	(4.0)	1.5	(7.0)	(9.5)	—	(9.5)

Depreciation and amortization	3.5	2.6	—	6.1	—	6.1

EBITDA	(0.5)	4.1	(7.0)	(3.4)	—	(3.4)

Three Months Ended
March 31, 2021 *	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR unaudited	Solutions	Technologies	Segments	segments	adjustments	Total
External revenues	35.6	5.7	—	41.3	—	41.3

Inter-segment revenues	—	1.1	—	1.1	(1.1)	—

Total revenues	35.6	6.8	—	42.4	(1.1)	41.3

Gross profit	3.5	1.2	—	4.7	—	4.7

Operating income (loss)	(0.2)	—	0.9	0.7	—	0.7

Depreciation and amortization	0.7	1.1	—	1.8	—	1.8

EBITDA	0.5	1.1	0.9	2.5	—	2.5

Twelve Months Ended
December 31, 2020 *	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	segments	adjustments	Total
External revenues	127.1	25.5	—	152.6	—	152.6

Inter-segment revenues	—	3.4	—	3.4	(3.4)	—

Total revenues	127.1	28.9	—	156.0	(3.4)	152.6

Gross profit	18.4	4.9	—	23.3	—	23.3

Operating income (loss)	6.6	0.5	(8.6)	(1.5)	—	(1.5)

Depreciation and amortization	2.5	4.5	—	7.0	—	7.0

EBITDA	9.1	5.0	(8.6)	5.5	—	5.5

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2021 figures have been revised with respect to the change in functional currency.

**Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. Since the acquisition of VTS in 2018, the Group reports two reportable segments: “Display Solutions” and “Sensor Technologies”. Based on the further development of the Group and the strengthening of the group-wide holding functions of VIA optronics AG, VIA optronics AG is from 2021 on no longer aggregated as part of the reportable segment Display Solutions but reported as “Other segments”. Q1 2021 figures have been revised accordingly.